

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

John Enwright
Chief Financial Officer
Vera Bradley, Inc.
12420 Stonebridge Road
Roanoke, Indiana 46783

      Re: Vera Bradley, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Form 8-K filed March 8, 2023
           File No. 001-34918

Dear John Enwright:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed March 8, 2023

Forward Outlook

1. Your disclosure indicates that all forward looking guidance numbers, excluding net income, are non-GAAP measures. Please revise future filings to provide the disclosures required by Item 10(e)(1)(i)(B) of Regulation S-K or revise your disclosures to state that a reconciliation cannot be provided without unreasonable effort, if appropriate.

Fourth Quarter and Fiscal Year Comments

2. In the first paragraph you reference fourth quarter non-GAAP diluted EPS without first referencing the directly comparable GAAP measure. In future filings, please revise your disclosures to ensure you are not placing greater prominence on non-GAAP financial measures. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

GAAP to Non-GAAP Reconciliation

3. In future filings please revise the format of the non-GAAP reconciliations to eliminate the non-GAAP income statement currently presented. Refer to the guidance in Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

4. We refer to the adjustments related to inventory costs, consulting fees, professional fees and CEO severance, retention and relocation costs. Please describe to us the specific nature of the costs reflected in each of these adjustments and explain to us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Mindy Hooker at 202-551-3732 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing